29903 Agoura Road Agoura Hills, CA 91301 (818) 871-8542 (818) 871-8742 fax

March 13, 2007

VIA EDGAR AND FACSIMILE

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          THQ Inc. (“THQ” or the “Company”)

Form 10-K/A for the Fiscal Year Ended

March 31, 2007

Filed on January 19, 2007

Forms 8-K filed July 27, 2006, November 3, 2006

And February 2, 2007

File No. 000-18813

Dear Ms. Collins:

We respectfully request an extension to file our response to your letter dated March 9, 2007 (the “Comment Letter”).  We do not believe that we can respond to the Comment Letter without unreasonable effort or expense because (i) our fiscal year end is 2 ½ weeks away, and (ii) we are still working on matters related to our recent stock option investigation and restatement.

As I am sure you are aware, our current fiscal year ends March 31, 2007.  The resources in our finance and legal departments that would be necessary to utilize in responding to the Comment Letter are working diligently to close the year-end financials, finalize the SOX 404 evaluation and draft and file the Form 10-K for the fiscal year ending March 31, 2007 within the new 60-day timeframe.

In addition to preparing for our upcoming fiscal year end, these same resources are working on outstanding matters related to the recent stock option investigation and restatement.  We are working to (i) prepare all required documentation and gather information in order to participate in tax programs related to Section 409A taxes owed due to stock option exercises, (ii) finalize the implementation of remedial measures stemming from the investigation, including new policies and procedures surrounding our equity granting process, (iii) resolve three lawsuits related to our stock option grant practices.

Because of the severe strain on our resources, we request that you allow us to submit our response within 10 business days after our Form 10-K for our current fiscal year is due to be filed.  We will consider the comments included in the Comment Letter in preparing our current Form 10-K and believe that the information we provide therein may answer some of the questions you have raised.

Please call me at (818) 871-8542 if you would like to discuss.  We look forward to your response and thank you for your consideration.

Very truly yours,

/s/ Sheryl Kinlaw
Sheryl Kinlaw
Vice President, Legal